                                                                 OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 13

                                BIG O TIRES, INC.
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   089324 20 6
                                ----------------
                                 (CUSIP Number)

                             Richard M. Russo, Esq.
                             GIBSON, DUNN & CRUTCHER
                       1801 California Street, Suite 4200
                         Denver, CO 80202 (303) 298-5700
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 13, 1996
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                               Page 1 of 20 Pages

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                       Page 2 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      STEVEN P. CLOWARD
 -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  43,990.655
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               25,110
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          2,808
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          57,730.655
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       98,339.655
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       2.9467%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                       Page 3 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      JOHN BRADLEY ADAMS
 -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  19,877.5024
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               1,311
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          1,824
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          13,636.5024
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       37,164.5024
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       1.1181%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                       Page 4 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RON LAUTZENHEISER
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  4,200
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               6,566.3312
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          16,744
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          6,566.3312
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       23,310.33
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       0.70%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                       Page 5 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      DENNIS JAMES FRYER
-------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  6,367.9306
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          15
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          4,636.9306
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       6,367.9306
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       .1925%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                       Page 6 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      ALLEN ERIC JONES
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  5,783.2808
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          0
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          4,067.2808
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,099.2808
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       .3350%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                       Page 7 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      KELLY AMANDA O'REILLY
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  3,772.2658
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          0
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          682.9063
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       3,722.2658
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       .1140%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                       Page 8 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      GREGORY L. ROQUET
-------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  4,853.1304
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          0
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          1,767.6782
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       9,537.1304
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       .2879%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                       Page 9 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      THOMAS LEE STAKER
-------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  7,471.571
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          300
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          0
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       11,152.571
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       .3368%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                      Page 10 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      PHILIP JOSEPH TEIGEN
-------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  4,519.843
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          0
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          1,154.3372
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       7,193.843
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       .2173%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                      Page 11 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BRUCE HARRELSON WARE
-------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  7,081.0814
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          400
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          4,917.0814
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       12,067.0814
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       .3642%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                      Page 12 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BRADLEY RUSSELL FINDLAY
-------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  237
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          0
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          0
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       426
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       .01288%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

  CUSIP No. 089324 20 6                                      Page 13 of 20 Pages
  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      BIG O TIRE DEALERS OF AMERICA
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [x]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      PF AND 00
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     CALIFORNIA
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  0
  BENEFICIALLY        ----------------------------------------------------
  OWNED BY
  EACH                8.  SHARED VOTING POWER
  REPORTING               0
  PERSON              ----------------------------------------------------
  WITH
                      9.  SOLE DISPOSITIVE POWER
                          0
                      ----------------------------------------------------

                      10. SHARES DISPOSITIVE POWER
                          0
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       0%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON*
       CO
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 13 to the Schedule 13D filed on December 12, 1994 (the "Schedule 13D") relates to the shares of common stock, $.10 par value per share ("Shares"), of Big O Tires, Inc., a Nevada corporation ("Big O"), and is being filed by the following parties (collectively, the "Reporting Persons"):

                           Big O Tire Dealers of America ("BOTDA")

                           Members of Management
                           John B. Adams
                           Steven P. Cloward
                           Dennis J. Fryer
                           Allen E. Jones
                           Kelly A. O'Reilly
                           Gregory L. Roquet
                           Thomas L. Staker
                           Philip J. Teigen
                           Bruce H. Ware
                           Brad Findlay
                           Ron Lautzenheiser

The principal executive offices of Big O are located at 11755 East Peakview Avenue, Englewood, Colorado 80111.

ITEM 4.           PURPOSE OF TRANSACTION

     As previously disclosed, the Reporting Persons and the directors and officers of BOTDA each acquired the Shares reported herein at various times in the past solely for the purpose of investment. Each such person retains the absolute right to vote his Shares as he individually determines.

     As disclosed in the Schedule 13D, on December 2, 1994, certain members of Big O's management and certain Big O dealers (the "Original Offerors") submitted an offer to Big O to acquire all of the outstanding Shares not owned by them for $18.50 per share in a cash merger (the "Acquisition Proposal"). The Acquisition Proposal was subject to a number of conditions including the Original Offerors' ability to obtain the necessary financing. Although the Acquisition Proposal expired by its terms on December 5, 1994, the Original Offerors continued to negotiate with the independent Directors of Big O with respect to an acquisition of Big O on the terms set forth in the Acquisition Proposal.

     As disclosed in Amendment No. 1 to the Schedule 13D, on February 7, 1995, the Original Offerors determined not to continue negotiations with the
Investment Committee of the Board of Directors of Big O (the "Investment Committee") in light of the difficulties they had experienced in obtaining commitments for elements of the financing necessary to consummate the acquisition and the resulting inability of the representatives of the dealers and management to reach mutual understandings on certain fundamental issues relating to the acquisition. The Original Offerors who were members of Big O's management continued to be interested in consummating a purchase of Big O on terms mutually agreeable to the Big O franchised dealers, management, shareholders and independent Directors and separately and independently continued to pursue such a possible transaction to the extent it appeared possible that a satisfactory definitive agreement among those parties could be achieved and that financing for such a transaction could be secured. The Original Offerors who were franchised Big O dealers also remained interested in consummating a purchase of Big O on such terms and separately and independently continued their efforts to the extent they believed such a transaction remained viable.

     As disclosed in Amendment No. 2 to the Schedule 13D, on March 2 and 3, 1995, the representatives of the Reporting Persons met and evaluated the possibility of reopening negotiations with the Investment Committee regarding the acquisition of all of the outstanding Shares. The Reporting Persons determined to contact the Investment Committee regarding such negotiations. The Reporting Persons believed that if an agreement was to be reached regarding such a transaction, the price per share of Shares of Big O would have to be below the price of $18.50 per share previously discussed.

     As disclosed in Amendment No. 4 to the Schedule 13D, on April 6, 1995, the representatives of the Reporting Persons submitted an offer to Big O to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.00 per share in a cash merger (the "$16 Proposal"). The $16 Proposal was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers and a minimum number of participants in Big O's ESOP, and the execution of a definitive merger agreement. The $16 Proposal expired on April 13, 1995.

     As disclosed in Amendment No. 5 to the Schedule 13D, BOTDA continued to discuss with Mr. Kenneth Pavia the possibility of acquiring the Shares owned or controlled by Mr. Pavia at the purchase price of $16.00 per share and reimbursing Mr. Pavia for the amount of the actual costs and expenses incurred by Mr. Pavia or entities controlled by him in connection with all matters pertaining to the shareholder proposal submitted by Mr. Pavia to Big O on December 21, 1993, proposing that the shareholders of Big O recommend that the Board of Directors of Big O engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of Big O; provided that, the expense and cost reimbursement shall not exceed $625,000. Such sale, if any, would be for cash, securities or some combination thereof, and would be on terms and conditions agreed upon by the parties. It was anticipated that any such acquisition would be pursuant to and contingent upon, among other things, the completion of the acquisition of Big O.

     As disclosed in Amendment No. 5 to the Schedule 13D, on May 30, 1995, certain of the Reporting Persons mailed proxy materials regarding two precatory proposals which those Reporting Persons intended to bring before the annual meeting of the Big O's shareholders on June 7, 1995 (the "Proxy Materials"). The Proxy Materials were sent to only ten (10) of Big O's larger shareholders (including Mr. Pavia) and no general solicitation of proxies was made by the Reporting Persons. Because so few shareholders were to be contacted, the Reporting Persons did not anticipate that their proposals would be approved by a majority of the outstanding shares. However, this limited inquiry was conducted in an attempt to demonstrate to the Investment Committee that shareholder support exists for the proposals. The proposals in the Proxy Materials relate to recommending to the Board of Directors that the Board of Directors: (1) eliminate Big O's shareholder rights plan, and (2) commence the good faith consideration of the $16 Proposal. At that time, BOTDA had been informed that Mr. Pavia supported the proposals.

     As disclosed in Amendment No. 6 to the Schedule 13D, on June 2, 1995, following extensive negotiations with the Investment Committee, the representatives of the Reporting Persons submitted an offer to Big O to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.50 per share in a cash merger (the "Merger Proposal"). The Merger Proposal was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers, the participation of a minimum number of participants in Big O's ESOP, and the execution of a definitive merger agreement. The Merger Proposal was to expire on June 7, 1995.

     As disclosed in Amendment No. 7 to the Schedule 13D, on June 7, 1995, the representatives of the Reporting Persons and Big O executed a letter agreement (the "Letter Agreement") in which Big O accepted the Reporting Persons' offer to acquire all of the outstanding shares of common stock of Big O not owned by them for $16.50 per share in a cash merger. The Letter Agreement further provided, among other things, for the reimbursement of certain expenses of the Reporting Persons in their efforts to consummate the merger and the indemnification of the Reporting Persons and others. The reimbursement of expenses above a certain level was contingent upon certain dealers extending the length of their franchise agreements with Big O. The Letter Agreement was subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers, the participation of a minimum number of the shares owned by participants in Big O's ESOP, and the execution of a definitive merger agreement.

     As disclosed in Amendment No. 8 to the Schedule 13D, on July 24, 1995, BOTI Holdings, Inc., a company owned by certain of the Reporting Persons, BOTI Acquisition Corp., a wholly owned subsidiary of BOTI Holdings, Inc., and Big O entered into an Agreement and Plan of Merger (the "Agreement"). The Agreement provides for the acquisition of all outstanding shares of common stock of Big O not owned by the Reporting Persons for $16.50 per share in a cash merger. The Agreement is subject to a number of conditions including the ability of the Reporting Persons to obtain the necessary financing, the participation of a minimum number of Big O dealers and the participation of holders of a minimum number of Shares held by Big O's ESOP.

     As disclosed in Amendment No. 11 to the Schedule 13D, on November 7, 1995, made a proposal to Mr. Kenneth Pavia to acquire all Shares owned or controlled by Mr. Pavia, in the form of a Draft Stock Purchase Agreement. The Draft Stock Purchase Agreement provides for the purchase by BOTDA of all Shares owned or controlled (directly or indirectly) by Mr. Pavia at the purchase price of $16.00 per share and reimbursing Mr. Pavia for the amount of the actual costs and expenses incurred by Mr. Pavia or entities controlled by him in connection with all matters pertaining to the shareholder proposal submitted by Mr. Pavia to Big O on December 21, 1993, proposing that the shareholders of Big O recommend that the Board of Directors of Big O engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of Big O; provided that, the expense and cost reimbursement shall not exceed $625,000. These Shares would be purchased by BOTDA for a combination of cash and promissory notes, in such amounts to be negotiated.

     As disclosed in Amendment No. 11 to the Schedule 13D, BOTDA made proposals to certain other shareholders of the Company to acquire their shares at a price of $16.50 per share. Any such purchase will be at a price of $16.50 per Share payable in a combination of cash and promissory notes in such amounts to be negotiated.

     As previously disclosed, the Merger Agreement dated as of July 24, 1995 (the "Agreement"), provides that either party may terminate the Agreement if the merger has not been completed on or before February 28, 1996 (the "Termination Date"), or if any of the conditions set forth in Section 6.1 of the Agreement has not been completed by that date, provided that in either case such a termination right shall not be available to any party whose failure to fulfill an obligation under the Agreement has resulted in the failure of the closing of the Agreement prior to such date.

     As disclosed in Amendment No. 13 to the Schedule 13D, as of February 29, 1996, the Proxy Statement (the "Proxy Statement") prepared by Big O and required for stockholder approval of the merger was filed with the Securities and Exchange Commission (the "SEC") on November 20, 1995. Since the Company had not yet resolved all of the SEC's comments on the Proxy Statement, it was unlikely that the Company would be able to hold the requisite meeting of its stockholders and close the Agreement in less than 20 days from such date.

     As disclosed in Amendment No. 13 to the Schedule 13D, as of February 29, 1996, although the Company had not attempted to terminate the Agreement, the Company had announced that it had commenced negotiations with TBC Corp. ("TBC") regarding a possible acquisition of the Company by TBC. Although BOTI was willing to continue to pursue its efforts to close the Agreement, given the Company's negotiations with TBC and the failure of the Agreement to close prior to the Termination Date, the Reporting Persons stated that no assurance could be given that the transactions contemplated by the Agreement would be consummated.

     On March 13, 1996, the Company delivered a notice to BOTI that the Company was unilaterally terminating the Agreement. The Company also announced that it had signed a letter of intent with TBC regarding the acquisition of all of the outstanding stock of the Company. As a result, the Reporting Persons have no current plans or proposals which relate to the acquisition of the Shares and have ceased to act together in any manner with respect thereto.

     Except as set forth above, the Reporting Persons have no plans or proposals which relate to Items 4(a) through (j) of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As disclosed in Amendment No. 3 to the Schedule 13D, on March 17, 1995, BOTA entered into a confidentiality agreement with Mr. Pavia, who beneficially owns 9.2% of the outstanding Shares. The confidentiality agreement does not relate to securities of the issuer, and specifically does not relate to transfer or voting of any securities, loan or option arrangements, or the giving or withholding of proxies, but may lead to such an agreement. In particular, BOTA intended to discuss with Mr. Pavia the possibility of acquiring the Shares owned or controlled by Mr. Pavia on terms to be mutually agreed between the parties. It was anticipated that any such acquisition would be contingent upon, among other things, the completion of the acquisition of Big O. In Amendment No. 3 to the Schedule 13D, BOTA disclosed that it might approach other significant shareholders and propose agreements concerning the Shares held by such shareholders and, in that context, might enter into similar confidentiality agreements with such other parties.

     As disclosed in Amendment No. 5 to the Schedule 13D, certain of the Reporting Persons sent Proxy Materials to a small group of shareholders (including Mr. Pavia). However, at that time no proxies had yet been granted to any of the Reporting Persons, nor did any other understandings exist with respect to the voting of the Shares, although BOTA was informed that Mr. Pavia supports the proposals. Due to the execution of the Letter Agreement (as defined above), the proposals included in the Proxy Materials were not introduced at the annual meeting of Big O's shareholders.

     As disclosed in Amendment No. 8 to the Schedule 13D, the Reporting Persons entered into the Agreement regarding the acquisition of all of the outstanding shares of common stock of Big O not owned by them for $16.50 per share in a cash merger subject to the conditions described above.

     As described above in Item 4, the Agreement entered into by the Reporting Persons and the Company has been terminated by the Company.

     Except as disclosed above, no contract, arrangement, understanding, or relationship (legal or otherwise) exists among the Reporting Persons or between any Reporting Person and any other person with respect to any securities of Big O, the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 19, 1996                                      /s/ Steven P. Cloward
                                                          ---------------------
                                                          Steven P. Cloward

Date:  March 19, 1996                                      /s/ John B. Adams
                                                          -----------------
                                                          John B. Adams

Date:  March 19, 1996                                      /s/ Ron Lautzenheiser
                                                          ---------------------
                                                          Ron Lautzenheiser

Date:  March 19, 1996                                      /s/ Dennis J. Fryer
                                                          -------------------
                                                          Dennis J. Fryer

Date:  March 19, 1996                                      /s/ Allen E. Jones
                                                          ------------------
                                                          Allen E. Jones

Date:  March 19, 1996                                     /s/ Kelley A. O'Reilly
                                                          ----------------------
                                                          Kelley A. O'Reilly

Date:  March 19, 1996                                      /s/ Gregory L. Roquet
                                                          ---------------------
                                                          Gregory L. Roquet

Date:  March 19, 1996                                      /s/ Thomas L. Staker
                                                          --------------------
                                                          Thomas L. Staker

Date:  March 19, 1996                                      /s/ Philip J. Teigen
                                                          --------------------
                                                          Philip J. Teigen

Date:  March 19, 1996                                      /s/ Bruce H. Ware
                                                          -----------------
                                                          Bruce H. Ware

Date:  March 19, 1996                                      /s/ Brad Findlay
                                                          ----------------
                                                          Brad Findlay

Date:  March 19, 1996                                      /s/ Wes Stephenson
                                                          ------------------
                                                          Wes Stephenson,
                                                          President of BOTDA